United States Securities and Exchange Commission
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Pursuant to Rule 14a-103

Name of the Registrant: Abbott Laboratories

Name of persons relying on exemption: The Shareholder Commons, Inc.

Address of persons relying on exemption: PO Box 7545, Wilmington, Delaware 19803-7545

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

SHAREHOLDER REBUTTAL TO ABBOTT LABORATORIES

The Shareholder Commons urges you to vote FOR Item 8 on the proxy, the shareholder proposal requesting that the Board study the public health costs that arise from growing resistance to antimicrobials such as those in Abbott Laboratories’ (“Abbott” or the “Company”) portfolio, and the impact of those costs on the many Abbott shareholders who rely upon overall market returns to support the value of their diversified portfolios.

The Shareholder Commons is a non-profit organization that seeks to shift the paradigm of investor thinking away from a narrow and harmful focus on individual company value toward a systems-first investment approach that serves investors and their beneficiaries better.

Background

Antimicrobial resistance (AMR) poses a systemic, global threat to public health and the economy. When the efficacy and availability of life-saving drugs are compromised, the entire economy suffers. And when the economy suffers, investors lose.

Antimicrobials are drugs that destroy disease-causing microbes or pathogens. The most familiar and important antimicrobials are antibiotics, which treat bacterial infections. Antimicrobials have saved hundreds of millions of lives in the 70-some years they have been available.

AMR occurs when pathogens undergo adaptive evolutionary changes that enable them to withstand antimicrobials. People and animals who encounter resistant pathogens may then suffer infections that cannot be treated. The pathogens survive, patients get sicker and may die, the cost of medical care rises, and disease continues to spread.

Every use of antimicrobials, even the most prudent, creates opportunities for AMR. While rigorous management can limit the risks, overuse and misuse in recent decades has caused avoidable AMR emergence and spread. As a result, antimicrobial drugs are rapidly losing their effectiveness in both developing and developed countries.

Corporate contributors to this problem are legion. They include over-prescription and misuse of antibiotics in the health-care setting, exacerbated by volumetric remuneration structures for pharmaceuticals and under-investment in new antibiotic formulations.

Economic impact estimates are stark, with a 2017 World Bank study projecting costs by the year 2050 of up to 3.8 percent of global GDP, an impact comparable to the 2008 global financial crisis.1 Notably, this is likely a significant underestimate, as it relied on studies at the time that found there had been roughly 700,000 annual deaths from AMR since 2014 and predicted those deaths would rise to 10 million by 2050 if no action were taken. A recent study published in 2022 in The Lancet revised AMR-associated deaths significantly upward, determining that nearly five million people had died in 2019 from bacterial AMR.2 It stands to reason, then, that the economic impact by 2050 will be considerably worse than the World Bank projections cited above.

These appalling numbers characterize a world in which common medical procedures such as caesarean sections, knee replacements, chemotherapy, and organ transplantation come with the massively increased risk of an untreatable, lethal infection. As AMR experts recently warned, “virtually no aspect of modern medicine is possible without access to antimicrobials that work.”3

Such losses can in turn create broad losses across investment markets. In fact, the value of a diversified portfolio bears a direct relationship to GDP.4

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1 World Bank, Drug-Resistant Infections: A Threat to Our Economic Future (March 2017), available at

https://documents1.worldbank.org/curated/en/323311493396993758/pdf/final-report.pdf

2 Christopher JL Murray et al., Global burden of bacterial antimicrobial resistance in 2019: a systematic analysis, The Lancet (January 19, 2022), available at https://www.thelancet.com/journals/lancet/article/PIIS0140-6736(21)02724-0/fulltext#%20

3 Tinsae Alemayehu et al., Removing the blindfold on antimicrobial resistance, Open Access Government (March 16, 2022), available at https://www.openaccessgovernment.org/removing-blindfold-antimicrobial-resistance/131783/

4 https://www.unepfi.org/fileadmin/documents/universal_ownership_full.pdf

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For the diversified investors who make up a large portion of Abbott shareholders, the cost of AMR to GDP may very well outweigh any profits Abbott receives from inadequate AMR prevention measures. The Proposal asks that the Company explain this trade-off to shareholders.

We urge diversified shareholders and the asset managers and proxy-voting professionals who represent them to vote FOR Proposal No. 8. Supporting the Proposal signals that you want to understand how the Company’s focus on its own financial returns may be harmful to diversified investors and global public health.

Voting FOR Proposal No. 8 does not constitute a criticism of the Company’s business decisions or AMR prevention program. The requested report will allow shareholders to understand the balance being struck between maintaining Company profits and addressing the AMR crisis and consequent global economic disruption.

Without the report the Proposal requests, shareholders will not be equipped to understand some of Abbott’s most consequential decisions. More specifically, diversified investors and the fiduciaries who vote on their behalf will not be able to understand the effect these decisions are having on their investment portfolios.

The Proposal

The Proposal asks for a report on the effect Abbott’s decision not to do more to slow AMR growth might have on public health and, consequently, on the investment returns of diversified shareholders:

RESOLVED, shareholders ask that the Board of Directors commission and publish a report on (1) the public health costs created by Company decisions not to invest additional resources in slowing the growth of antimicrobial resistance (AMR), (2) market barriers to such additional investment, and (3) the manner in which increasing AMR may affect financial market returns available to its diversified shareholders.

The development of antimicrobial drugs is one of the greatest success stories in modern public health and Abbott has played an important role in that story, providing life-changing products to large swathes of the world’s population.

But because it is a for-profit company with responsibilities to its investors, the decisions Abbott makes about AMR prevention measures will inevitably take revenues and profits into account. To date, none of its disclosures has explained how Abbott balances its obligation to earn profits with its impact on public health and its economic repercussions. For example, Abbott does not report on why it has not fully decoupled its sales agents’ incentives from sales volumes, despite guidance to do so from the Access to Medicine Foundation5 and other respected public health bodies working to prevent AMR.

Information about Abbott’s balancing of profit and public health is critical to diversified shareholders and the advisors who manage their portfolios and help them vote their shares. These shareholders and advisors need this information to understand how the Company factors the effects on the economy and diversified shareholders into its decision not to comply fully with public health bodies’ recommendations for AMR prevention.

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5 https://accesstomedicinefoundation.org/amr-benchmark/report-cards/abbott-laboratories#opportunities

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Leading investors are increasingly recognizing the threat AMR poses. The relatively new Investor Action on AMR initiative aims to “leverage investor influence to combat drug-resistant superbugs,” noting the grave economic losses associated with AMR.6 Investor partners include Amundi Asset Management, Northern Trust, Federated Hermes, Aviva, and Sumitomo Mitsui Trust Group. One investor partner, Legal & General Investment Management, has staked out a position on its own website as to why investors should care about AMR, saying:

Not taking action could cost investors dearly, as demonstrated by the current [COVID-19] pandemic. According to the United Nations, the global economy is expected to contract by 4.3% in 2020 due to the impact of COVID-19. AMR is an already-known health risk as well as a material business risk. We believe that the next pandemic could very well be caused by a drug-resistant pathogen. We need to engage on the issue now, not tomorrow.7

And yet, without the requested report, these and other investors lack the information most material to them: how Abbott’s decisions regarding AMR prevention affect broader economic performance and the financial market returns available to diversified shareholders. The Proposal seeks this information.

In its statement opposing the Proposal (the “Opposition Statement”), the Company fails to acknowledge or address this concern and instead diverts attention to its various AMR prevention efforts, without discussing the implications of the accompanying decisions it has made not to undertake certain recommended prevention strategies.

But other Company documents and disclosure make it clear that preserving and increasing its revenue stream is critical to its business model. For instance, in its most recent earnings calls, Abbott did not discuss AMR at all, focusing instead on reducing manufacturing costs and increasing sales.8 And the Annual Report Abbott recently filed with the Securities and Exchange Commission—which also makes no mention of AMR—enumerates a series of risks that could affect sales. Abbott also casts as a risk any development that could require it “to alter one or more of its sales or marketing practices.”9 In other words, AMR prevention efforts that could reduce sales of its antimicrobial products—including altering its sales force’s incentive structure, as the Access to Medicine Foundation recommends—conflict with Abbott’s business model.

The Opposition Statement, however, is not forthright about the business motive, and implies that all the Company’s decisions about AMR prevention are based on a desire to “do its part.” Recognizing this tension, the Proposal does not ask for an immediate change in conduct. Instead, the Proposal asks Abbott to explain its AMR prevention decisions more clearly, including their relation to preserving financial return, and to explain specifically how those decisions affect public health and the returns a diversified shareholder receives.

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6 https://amrinvestoraction.org/about

7 https://www.lgimblog.com/categories/esg-and-long-term-themes/anti-microbial-resistance-why-should-investors-care/ (emphasis added)

8 https://www.marketbeat.com/earnings/transcripts/65172/ and https://www.fool.com/earnings/call-transcripts/2022/01/26/abbott-laboratories-abt-q4-2021-earnings-call-tran/

9 https://www.sec.gov/ix?doc=/Archives/edgar/data/1800/000110465922025141/abt-20211231x10k.htm

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Why you should support the Proposal

•	Despite clear guidance from public health professionals, Abbott continues not to fully implement AMR prevention measures.

•	Experts have determined that pharmaceutical companies’ failure to adopt comprehensive AMR prevention measures is exacerbating the AMR crisis.

•	Exacerbating and extending the AMR crisis has dire consequences for public health and economic growth.

•	The loss in economic growth caused by AMR threatens Company shareholders’ diversified portfolios, and that threat may outweigh any benefit those shareholders receive from Abbott incrementally increasing its profitability by maximizing sales and minimizing costs.

•	Fiduciaries and advisors should understand whether their diversified clients and beneficiaries are at risk from Abbott trading off economic growth for its own financial performance.

•	Company decision-makers are heavily compensated in equity, so that they do not share the same broad market risk as Abbott’s diversified shareholders.

•	Voting FOR will signal that shareholders want to understand whether Abbott is putting the global economy at risk in order to improve financial performance.

•	The Proposal only asks for an analysis, not a change in practice. Any trade-offs of public interest for financial gain must be explained, so that shareholders can make educated decisions about the balance between promoting internal financial return and maintaining the economic health that supports their diversified portfolios.

The Opposition Statement misses the point

The World Bank has estimated that the global economy could benefit by between $10 trillion and $27 trillion from 2017-2050 from vigorous AMR containment measures that would cost a mere $900 million.10 Failure to do so could directly harm the interests of Abbott’s diversified shareholders, as a healthy economy is a far greater value-driver for diversified portfolios than the profits of any one company within those portfolios. Indeed, a number of studies have shown systematic factors, rather than individual company performance, explain 75-94 percent of average portfolio return.11

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10 Supra n.1.

11 Lukomnik, Jon and James P. Hawley. Moving Beyond Modern Portfolio Theory: Investing that Matters. (Routledge, 2021).

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The Opposition Statement does not acknowledge any tension between internal profits and optimizing AMR prevention. By this omission, Abbott contradicts multiple experts. If anything, the Opposition Statement demonstrates the need for Abbott to reckon honestly with a difficult issue.

The Company argues it is a “very small player in the global anti-infective market”

This attempted abdication reveals Abbott’s failure to understand and/or acknowledge its role in a systemic risk scenario. Consider a world in which humans ignite 100 forest fires every year, and one of the people responsible tells you they only set two of those fires, implying you ought to focus your attention elsewhere. This is of little comfort if one of those two fires turns out to be a life- and property-destroying conflagration. Similarly, if you are hospitalized with unrelenting diarrhea for months on end because you’ve contracted multi-drug resistant C. difficile, or your retirement savings are dropping because global AMR has become a drag on the economy, you might perhaps find no solace in learning that a “very small player” was ultimately responsible. Small players can have outsized impacts, and it is precisely those impacts investors need to understand.

The Company argues it is already taking steps to prevent AMR

We do not dispute that Abbott has implemented some AMR prevention measures, nor even that it performs better than its peer group in this regard. Quite the contrary, we applaud these initiatives. Here again, however, Abbott has failed to recognize the reference point of greatest importance to diversified investors. It matters little how well or poorly a company performs relative to its industry if the industry as a whole is externalizing costs that damage critical systems that support a thriving economy. Abbott’s shareholders need to understand the gap between an AMR prevention regime that would optimize broader economic outcomes and Abbott’s existing regime, and how and why Abbott’s management makes decisions that fail to close that gap. Abbott’s reporting sheds no light on that critical question.

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Abbott has failed to make any argument that is responsive to the request for a report that would help shareholders understand whether the Company’s AMR prevention decisions threaten public health and, by extension, the economic health that is the single greatest value-driver of its diversified shareholders’ portfolios. Shareholders should let the Board and management of the Company know that investors do care about the potential trade-offs the Company is making that would put global public health at risk.

Conclusion

Please vote FOR Item 8

By voting FOR Item 8, shareholders can urge Abbott to account directly for its effect on public health, upon which a thriving economy depends. Such a report can aid the Board and management in authentically addressing the public need for an effective AMR prevention program while supporting the interests of its diversified shareholders and others.

The Shareholder Commons urges you to vote FOR Item 8 on the proxy, the Shareholder Proposal requesting a report on external public health costs at the Abbott Laboratories Annual Meeting on April 29, 2021.

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For questions regarding Abbott Laboratories Proposal 8 – submitted by the Jan McMillan Generation Skipping Trust, please contact Sara E. Murphy, The Shareholder Commons at +1.202.578.0261 or via email at sara@theshareholdercommons.com.

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES, AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY.

PROXY CARDS WILL NOT BE ACCEPTED BY FILER NOR BY THE SHAREHOLDER COMMONS.
TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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